July 27, 2011

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549, Mailstop 4561

Re: Electronic Arts Inc.

Form 10-K for the fiscal year ended March 31, 2011

Filed on May 24, 2011

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the comment letter, dated July 13, 2011, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of Electronic Arts Inc. (“EA”). The number of the paragraphs below corresponds to the numbering of the Staff’s July 13, 2011 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2011

Legal Proceedings, page 24

1.	We note your statement that you do not believe that any liability from any reasonably foreseeable disposition of claims and litigation, individually or in the aggregate, would have a material adverse effect on your Consolidated Financial Statements. Recent articles indicate that you may be involved in litigation claiming damages in excess of ten percent of your current assets on a consolidated basis. Please provide us with a legal analysis supporting your belief that no disclosure is necessary under Item 103 of Regulation S-K.

EA’s Response

As we have disclosed in our Form 10-K under Item 3: Legal Proceedings, we are subject to claims and litigation arising in the ordinary course of business. Among our outstanding legal proceedings, we have been named in an anti-trust suit relating to the football games that we produce under exclusive licenses with various professional and college organizations; we have right of publicity claims regarding the use of names and likenesses in our games; we have been named as a defendant in an employment dispute involving one of our competitors; and we have been named as one of several defendants in various patent claims. Certain of these cases have received attention in the media. All of these cases are in the early stages. To date, we believe the likelihood of liability under such claims is remote; thus, no disclosure is required. We have considered Instruction 2 of Item 103 of Regulation S-K and do not believe that our liability from any reasonably foreseeable disposition of these claims would individually or in the aggregate, exceed 10 percent of our current assets on a consolidated basis.

Consolidated Financial Statements

Consolidated Statements of Operations, page 60

2.	Your disclosures on page 5 indicate that you significantly increased your revenues from on-line delivered products and services in fiscal 2011 and you expect this portion of your revenues to grow in fiscal 2012 and beyond. Please confirm to us that you continue to evaluate whether your service revenues represent more than 10% of your total revenues. We refer you to Rule 5-03 of Regulation S-X.

EA’s Response

We confirm that we continue to evaluate whether our service revenue represents more than 10 percent of our total revenue. We estimate that for fiscal year 2011 service revenue was less than 10 percent of our total revenue and our analysis was performed consistent with our prior analyses.

Notes to the Consolidated Financial Statements

Note 11. Commitments and Contingencies

Legal Proceedings, page 90

3.	We note your disclosure that you are subject to claims and litigation arising in the ordinary course of business. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

EA’s Response

As of the date of our filing, we do not believe that any material claim has a reasonable possibility of a loss exceeding amounts already recognized.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Barbara Jacobs
Morgan Youngwood
Evan Jacobson
Securities and Exchange Commission

Eric F. Brown
Stephen G. Bené Kyuli Oh
Electronic Arts Inc.

John Ebner
KPMG LLP

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